May 22, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 3720

Washington, D.C. 20549

Re:	ACT Teleconferencing, Inc.

Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2006

Filed March 30, 2007 and April 2, 2007

File No. 0-27560

Dear Mr. Spirgel:

With respect to the comments raised by the Securities and Exchange Commission (the “SEC”) in its letter to Chief Financial Officer Mr. Rick Fresia dated April 12, 2007 (the “Comment Letter”) with respect to the above-referenced Annual Report on Forms 10-K and 10-K/A, please see our responses below.

Evaluation of Disclosure Controls and Procedures

Per 10K: An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15 d 0 15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on the evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are adequate.

In future filings we would expand our disclosure as follows: We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit to the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms, and that information is accumulated and communicated to our management, including our principal executive, principal financial and principal accounting officers (our “Certifying Officers”), as appropriate, to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our Certifying Officers, the effectiveness of our disclosure controls and procedures as of December 31, 2006, pursuant to Rule 13a-15(b) under the Securities Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of December 31, 2006, our disclosure controls and procedures were effective.

Note 1. Stock Based Compensation

Listing N/A in 2004 was an error. The table should have appeared as follows:

For stock options granted during 2006, 2005 and 2004, the estimated fair value of our stock options and underlying assumptions are as follows:

	2006	2005	2004
Weighted average fair value of options granted during the period	$0.30	$1.32	$0.45
Assumptions:
Risk free interest rate	3.0%	3.0%	2.5%
Expected dividend yield	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our common stock	0.97	0.97	0.97
Weighted average expected life of options	5.0 years	1.0 year	5.0 years

Note 5. Preferred Stock and Shareholders’ Equity

SEC Comment 3.

Per 10K/A: Each share of preferred stock is convertible at the election of the holder into shares of our common stock by dividing the stated value of the preferred stock then outstanding by a conversion price. The initial stated value of each preferred share is $100 and the initial conversion price is $1.00. The conversion price will be adjusted to reflect subdivisions or combinations of the Company’s common stock such as stock splits, stock dividends, recapitalizations or reverse splits. The conversion price will also be adjusted in the event we issue shares of common stock or common stock equivalents for per-share consideration less than the conversion price then in effect, subject to certain exceptions. We have considered the FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s own stock, EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features, and 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, in accounting for the conversion feature embedded within the preferred stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion option would be a separately accounted for derivative liability from the preferred stock. However, the Company has determined the amount to be immaterial, and accordingly we have not recorded the amount on the balance sheet. We will evaluate the value of the warrants annually, and will record a liability when the value of the warrants approaches or exceeds the exercise price.

In future filings, we would provide the following disclosure: Each share of preferred stock is convertible at the election of the holder into shares of our common stock by dividing the stated value of the preferred stock then outstanding by a conversion price. The initial stated value of each preferred share is $100 and the initial conversion price is $1.00. The conversion price will be adjusted to reflect subdivisions or combinations of the Company’s common stock such as stock splits, stock dividends, recapitalizations or reverse splits. The conversion price will also be adjusted in the event we issue shares of common stock or common stock equivalents for per-share consideration less than the conversion price then in effect, subject to certain exceptions. We have considered the FASB issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities and EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company’s own stock, EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Features, and 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, in accounting for the conversion feature embedded within the preferred stock. Based on an analysis of this accounting literature, the Company believes that the embedded conversion option would be a separately accounted for derivative liability from the preferred stock. However, the Company has determined the amount to be immaterial, and accordingly we have not recorded the amount on the balance sheet. We will evaluate the value of the warrants each reporting period, and will record a liability when the value of the warrants approaches or exceeds the exercise price.

SEC Comment 4.

Per 10K/A: In connection with the initial closing, we also issued warrants to purchase up to 9,000 additional shares of preferred stock to Belle Haven Investments, LP, one of the placement agents for the transactions. The warrants issued to Belle Haven are exercisable for up to 9,000 shares of preferred stock, at an exercise price of $100 per share of preferred stock. The warrants expire on August 18, 2010.

In future filings, we would provide the following disclosure: In connection with the initial closing, we also issued warrants to purchase up to 9,000 additional shares of preferred stock to Belle Haven Investments, LP, one of the placement agents for the transactions. The warrants issued to Belle Haven are exercisable for up to 9,000 shares of preferred stock, at an exercise price of $100 per share of preferred stock. The warrants expire on August 18, 2010. These warrants would be a separately accounted for liability from the preferred stock. However, the Company has determined the amount to be immaterial, and accordingly we have not recorded the amount on the balance sheet. We will evaluate the value of the warrants each reporting period, and will record a liability when the value of the warrants approaches or exceeds the exercise price.

SEC Comment 5.

Per 10K/A: We account for warrants issued for consulting services and in conjunction with debt instruments by determining the fair value of the warrant and amortizing the expense over the consulting period or the maturity term of the debt. Warrants issued in association with equity instruments are not valued as the valuation would have no effect on the Company’s financial statements. In certain instances involving significant issuances, we have determined valuations of the fair value of warrants using accredited valuation specialists.

In future filings, we would remove the reference to valuation specialists: We account for warrants issued for consulting services and in conjunction with debt instruments by determining the fair value of the warrant and amortizing the expense over the consulting period or the maturity term of the debt. Warrants issued in association with equity instruments are not valued as the valuation would have no effect on the Company’s financial statements. In certain instances involving significant issuances, we have determined valuations of the fair value of warrants using alternate, market-based valuation methods.

Note 6. Stock Option Plan

Per 10K/A: Our various Stock Option Plans, as approved and amended by our shareholders, authorize the grant of options to officers, key employees, and consultants for up to 9,100,000 shares of our common stock. This number includes 7,500,000 shares under the 2004 equity incentive plan approved by shareholders on May 20, 2004. Prior year options granted under all plans generally have 10-year terms and vest 25% each year following the date of grant. All of the 120,000 options that were granted in 2005 had one-year terms and vested in January 2006. In 2006, 4,958,881 options were granted to officers. Of these, 3,000,000 will vest in equal annual increments over five years beginning in December 2007. The remainder vested immediately.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123(R) “Share-Based Payment” (“SFAS 123R”) using the modified prospective transition method. In addition, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 “Share-Based Payment” (“SAB 107”) in March, 2005, which provides supplemental SFAS 123R application guidance based on the views of the SEC. Under the modified prospective transition method, compensation cost recognized in the period ended September 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent periods ending December 31, 2006 for the expected option term. In accordance with the modified prospective transition method, results for prior periods have not been restated. Unearned compensation for performance-based options is shown as a reduction of shareholders’ equity in the consolidated balance sheet.

In future filings, we would incorporate the following disclosure in accordance with paragraph A240 (h) of SFAS 144: Our various Stock Option Plans, as approved and amended by our shareholders, authorize the grant of options to officers, key employees, and consultants for up to 9,100,000 shares of our common stock. This number includes 7,500,000 shares under the 2004 equity incentive plan approved by shareholders on May 20, 2004. Prior year options granted under all plans generally have 10-year terms and vest 25% each year following the date of grant. All of the 120,000 options that were granted in 2005 had one-year terms and vested in January 2006. In 2006, 4,958,881 options were granted to officers. Of these, 3,000,000 will vest in equal annual increments over five years beginning in December 2007. The remainder vested immediately. The $156,000 compensation cost related to the unvested 2006 awards is being recognized ratably over the five-year vesting period of the options.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123(R) “Share-Based Payment” (“SFAS 123R”) using the modified prospective transition method. In addition, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 “Share-Based Payment” (“SAB 107”) in March, 2005, which provides supplemental SFAS 123R application guidance based on the views of the SEC. Under the modified prospective transition method, compensation cost recognized in the period ended December 31, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent periods ending December 31, 2006 for the expected option term. In accordance with the modified prospective transition method, results for prior periods have not been restated.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 233-3500.

Sincerely,

/s/ Rick Fresia
Chief Financial Officer